SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number: 001-15117
                             CUSIP Number: 68338A107


(Check one)

|_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q  |_| Form 10-D
|_| Form N-SAR |_| Form N-CSR

       For period ended March 31, 2008

       |_| Transition Report on Form 10-K and Form 10-KSB

       |_| Transition Report on Form 20-F

       |_| Transition Report on Form 11-K

       |_| Transition Report on Form 10-Q and Form 10-QSB

       |_| Transition Report on Form N-SAR

       For the transition period ended _______________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:              On2 Technologies, Inc.

Former name if applicable:

Address of principal executive office
(Street and Number):                  21 Corporate Drive, Suite 103

City, State and Zip Code:             Clifton Park, NY  12065

                                     PART II
                             RULE 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion
|_| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On2 Technologies, Inc. (the "Company") has delayed the filing of its Form 10-Q for the quarter ended March 31, 2008, pending completion of the audit of the Company's financial statements for the fiscal year ended December 31, 2007, and review of prior quarterly results. As previously reported, the Company delayed the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, due to the ongoing review by its audit committee of transactions arising from certain contracts with customers and questions arising with respect to the recognition of revenue that the Company had previously recognized in 2007 regarding those transactions. The transactions being reviewed extend beyond the initial transactions relating to certain European receivables that the Audit Committee had previously been reviewing. As a result of the ongoing Audit Committee review, the audit of the 2007 financial statements has not yet been completed. The Audit Committee's review may result in the restatement of the Company's previously-reported financial results in one or more quarters during 2007 and the disclosure of a material weakness in internal control of financial reporting relating to revenue recognition.

The review of the financial information for the quarter ended March 31, 2008 will not occur until completion of the 2007 audit. Accordingly, Company's management has determined that it is unable to prepare and file the quarterly report for the period ended March 31, 2008 in a timely manner without unreasonable effort or expense. The Company does not expect to file its Form 10-Q for the period ended March 31, 2008 within the extension period.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

                                  Matthew Frost
                                  518-348-0099

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |_| Yes |X| No

The Company has not yet filed its Annual Report on Form 10-K for the year ended
                               December 31, 2007.


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipate change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report increased revenues and increased operating loss and net loss in its fiscal quarter ended March 31, 2008, as compared to its previously-reported results from the fiscal quarter ended March 31, 2007. The increase in revenue is due in part to the acquisition of Hantro Products Oy during the fourth quarter of 2007 and the possible recognition of revenue in 2008 that was previously recognized in 2007 as a result of the aforementioned review of the Audit Committee. The Company is nevertheless in the process of finalizing its results for the fiscal quarter ended March 31, 2008 and therefore cannot provide a reasonable estimate of the results at this time. Revenue reported in prior periods may not be recognized or, if recognized, may be recognized in different periods than previously reported.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not historical facts but rather are based on the Company's current expectations, estimates and projections regarding the Company's business, operations and other factors relating thereto. Words such as "may," "will," "could," "would," "should," "anticipate," "predict," "potential," "continue," "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained in this Form 12b-25 include, without limitation, statements about the timing of the filing of certain of the Company's outstanding periodic reports with the SEC and the Company's results of operations and financial condition. These statements are only predictions and as such are not guarantees and involve risks, uncertainties and assumptions that are difficult to predict. The Company can not predict whether or not the Company's common stock will be delisted from the American Stock Exchange or the effect of such a delisting, and whether any of the Company's financial statements will have to be restated or the timing of such restatements if required. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company's actual results may differ from the forward-looking statements for many reasons, including the results of the Company's internal investigation into its revenue recognition practices, whether or not financial statements are required to be restated, risks associated with the delisting of the Company's shares of common stock from the American Stock Exchange, risks associated with effectiveness of the Company's internal controls over financial reporting and the risks, uncertainties and assumptions set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 under the caption entitled "Risk Factors" and discussions of potential risks, uncertainties and assumptions in the Company's subsequent filings with the SEC. .


                             On2 Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 13, 2008                By:     /s/ Matthew Frost
                                          ------------------------
                                          Matthew Frost
                                          Executive Vice President